Exhibit 99.1

MAGAL SECURITY SYSTEMS ANNOUNCES NEW CONTRACTS TOTALING $2.5
MILLION IN EUROPE AND AFRICA FOR TURNKEY SEAPORT PROJECTS

YEHUD, Israel – July 6th, 2020 -- Magal Security Systems, Ltd. (NASDAQ: MAGS), a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, announced today that Magal’s project division, Magal Integrated Solutions, has been awarded new contracts for turnkey projects in Europe and Africa. Both contracts are for seaports, an important vertical for the Company. Year to date, Magal Integrated Solutions has been awarded over $2.5 million for projects in this vertical, adding to many projects that Magal has been awarded and successfully commissioned for the seaport vertical customers in the past.

The Port of Tarragona in Spain recently awarded a $1.3 million of orders including an extension to Magal's Spanish subsidiary maintenance contract with the port. Magal has provided a turnkey solution for the Port of Tarragona in which it designed, installed and integrated security, safety, and site management systems. In 2018, Magal was awarded with a contract to provide maintenance services to the port. Recently, the maintenance contract has been renewed through 2022 with a discretional extension until 2024. The Tarragona Port's comprehensive security system includes perimeter detection with CCTV, motion sensors, and fire detection and extinction, all managed through Magal’s proprietary FORTIS 4G command and control platform. Incorporated in the project are Senstar’s intrusion detection systems products, including the fence mounted FlexZone, and Ultrawave, a volumetric microwave transmitter and receiver, the DTR taut wire system, and the Symphony VMS software.

The balance of $1.2 million of contract awards were for seaport security projects, including the Djibouti seaport project in Africa, for security system design and installation.

Mr. Dror Sharon, CEO of Magal, commented: “After seven years of working together, the renewal of the maintenance contract by the Port of Tarragona shows tremendous confidence and satisfaction with our solution and service. This facility is one of the main seaport facilities in Spain and a recognized reference in the sector. Also, we are pleased to be selected by the Djibouti seaport authority for the seaport’s security system design and installation. This project is our first business in the territory, and we hope to deepen our commercial relationship in the country. These recent wins in the seaport vertical demonstrate the success of our strategic shift to diversify revenue streams to new geographies and customers and engage our existing customers in recurring business. Our recent win in Europe and Africa contribute to offsetting the impact of verticals negatively impacted by the COVID-19 crisis, which has caused delays in some larger projects. While we remain engaged with customers in our focus verticals and continue to see purchase orders from these customers, our team has been nimble in pursuing new opportunities in verticals that are considered essential services.”

About Magal
Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com